EXHIBIT 4





                                   Exhibit 7.13

                                 BOARD COMMITTEES


                   The Board of Directors of the Company shall have the following committees. Each of such committees will have four
         (4) members, with WEC selecting two (2) members of each such committee and NSP selecting two (2) members of each such com-mittee. The chair of each such committee shall be selected by the party set forth below:



                      Committee                  Chair Selected By


                   Executive Committee                 NSP

                   Nominating Committee                WEC

                   Compensation Committee              NSP

                   Audit Committee                     NSP

                   Finance Committee                   WEC

                   Nuclear Oversight Committee         WEC